As filed with the Securities and Exchange Commission on November 3, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934
Amendment No. 2

STONEMOR INC.
(Name of the Issuer)

STONEMOR INC.
AXAR CAPITAL MANAGEMENT, LP
AXAR CEMETERY PARENT CORP.
 (Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

86184W106
(CUSIP Number of Class of Securities)

Jeffrey DiGiovanni StoneMor Inc. 3331 Street Road, Suite 200 Bensalem, PA 19020 (215)-826-2800	Andrew Axelrod Axar Capital Management, LP Axar Cemetery Parent Corp. 402 West 13th Street, Floor 2 New York, NY 10014 (212) 356-6130

With copies to:
Thomas G. Spencer
Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103
(215) 979-1000

F. Douglas Raymond, III
Elizabeth A. Diffley
Faegre Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19130
(215) 988-2700
Stuart D. Freedman Jeffrey Symons Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2000

 (Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	☒
The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION CONTEMPLATED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF SUCH TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 2 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as originally filed on August 5, 2022 and subsequently amended by Amendment No. 1 filed on September 14, 2022, and together with all exhibits thereto and hereto, the “Amended Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each a “Filing Person,” and collectively the “Filings Persons”): (i) StoneMor Inc. (the “Company”), a Delaware corporation and the issuer of the shares of common stock, par value $0.01 per share (the “Shares”), that are subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (ii) Axar Capital Management, LP (“Axar”), a Delaware limited partnership; and (iii) Axar Cemetery Parent Corp. (“Parent”), a Delaware corporation and an indirect, wholly-owned subsidiary of Axar.

The Amended Schedule 13E-3 and this Final Amendment relate to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 24, 2022, by and among the Company, Parent, and Axar Cemetery Merger Corp. (“Merger Sub”), a Delaware corporation and an indirect, wholly-owned subsidiary of Parent, which provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving corporation and becoming a direct, wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, on November 3, 2022 (the “Closing Date”), the Merger was completed, and the Company, as the Surviving Corporation, continues its operations under the name “StoneMor Inc.” as a privately-held company wholly owned by Parent. Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the Merger. Except as otherwise set forth herein, the information set forth in the Amended Schedule 13E-3 remains unchanged and is incorporated by reference into this Final Amendment.

On September 20, 2022, the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company were to consider and vote upon a proposal to adopt the Merger Agreement. The Proxy Statement is incorporated herein by reference as Exhibit (a)(1). Capitalized terms used but not defined in this Final Amendment and the Amended Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

In connection with the consummation of the Merger, a shareholders agreement was entered into by Axar and all other shareholders of Parent, including any participant who acquired options to purchase Parent Shares pursuant to a Converted Parent Option.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each item in the Amended Schedule 13E-3 and this Final Amendment are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

All information contained in this Final Amendment and the Amended Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15.	Additional Information.

 Item 15(c) is amended and supplemented as follows:

On November 1, 2022, at a special meeting of the stockholders of the Company, the Merger Agreement was adopted by (i) the holders of a majority of the issued and outstanding Shares, and (ii) the holders of a majority of the issued and outstanding Shares other than (A) Shares held by Parent and its wholly-owned subsidiaries and Shares beneficially owned by any affiliate of Parent and (B) Shares held by members of the Board, any “officer” of the Company (as defined by Rule 16a-1 under the Exchange Act) and any immediate family members of the members of the Board and officers of the Company.  No stockholder validly demanded appraisal of such stockholder’s Shares pursuant to Section 262 of the Delaware General Corporation Law.

On the Closing Date, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger become effective. As a result of the Merger, the Company became an indirect wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”):

•
each outstanding Share, other than (i) Shares owned by Axar, Parent, Merger Sub or any fund or account managed by Axar (each, an “Axar Vehicle”) or any direct or indirect subsidiary of Axar, Parent, Merger Sub or any Axar Vehicle (collectively, “Axar Shares”) and (ii) Shares held by the Company (the “Treasury Shares” and together with the Axar Shares, the “Excluded Shares”) was cancelled and converted into the right to receive $3.50 in cash per Share, without interest (the “Merger Consideration”);

•	each Treasury Share was cancelled without payment of any consideration therefor;

•	each Axar Share was converted into one share of common stock of the Surviving Corporation;

•	each share of common stock, par value $0.01 per share, of Merger Sub was converted into one share of common stock of the Surviving Corporation;

•
each outstanding award of phantom units, whether vested or unvested, was cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) $3.50 and (ii) the number of Shares subject to such award of phantom units;

•
each restricted share that was subject to an award under the Company Equity Plan vested in full and became free of restrictions and was converted into the right to receive $3.50 in cash without interest; and

•
With respect to each award of options to purchase Shares under the StoneMor 2019 Amended and Restated Long-Term Incentive Plan (the “Company Equity Plan”): (i) one-half of the options to purchase Shares subject to such award, rounded up to the nearest whole number (the “Cancelled Options”), was cancelled and converted into the right to receive a lump sum cash payment equal to the product of (1) the excess, if any, of $3.50 over the applicable exercise price of such award and (2) the number of Shares subject to the Cancelled Options; and (ii) the balance of the options to purchase Shares subject to such award, rounded down to the nearest whole number (the “Converted Options”), was assumed by Parent and converted into fully vested options to purchase, on the same terms and conditions as applicable to the option to purchase Shares prior to the Effective Time, that number of shares of common stock of Parent, par value $0.01 per share (the “Parent Shares”) rounded down to the nearest whole share (the “Converted Parent Options”), equal to the number of Shares subject to such option immediately prior to the Effective Time. The exercise price per share of Parent Shares subject to a Converted Parent Option was an amount (rounded up to the nearest hundredth of a cent) equal to (1) the exercise price per Share subject to the applicable option award immediately prior to the Effective Time divided by (2) the quotient of $3.50 divided by the fair market value of a share of Parent Shares immediately following the Effective Time determined in accordance with Section 409A of the Internal Revenue Code of 1986, as amended.

On the Closing Date, the Company notified the New York Stock Exchange (the “NYSE”) of the consummation of the Merger and requested that (i) trading of Common Stock be suspended prior to the opening of trading on November 4, 2022 and (ii) the NYSE file with the SEC a notification of removal from listing on Form 25 in order to delist the Common Stock from the NYSE and deregister the Common Stock under Section 12(b) of the Exchange Act. Following the effectiveness of the Form 25, the Surviving Corporation intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act. Trading of the Common Stock on the NYSE will be halted prior to the opening of trading on November 4, 2022.

On the Closing Date, the Company issued a press release announcing the consummation of the Merger, a copy of which is attached as Exhibit a(6) hereto.

Item 16.	Exhibits.

Exhibit No.	Exhibit

(a)(1)	Definitive Proxy Statement of StoneMor Inc. (included in the Schedule 14A filed with the Securities and Exchange Commission on September 20, 2022 and incorporated herein by reference)
(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference)
(a)(3)	Letter to Company Stockholders (included in the Proxy Statement and incorporated herein by reference)
(a)(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference)
(a)(5)	Press Release dated May 25, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 25, 2022)
(a)(6)	Press Release dated November 3, 2022 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 3, 2022)
(c)(1)	Opinion of Duff & Phelps (incorporated herein by reference to Appendix B of the Proxy Statement)
(c)(2)	Preliminary Presentation, dated January 10, 2022, of Duff & Phelps, to the Conflicts Committee**
(c)(3)	Presentation, dated May 21, 2022, of Duff & Phelps, to the Conflicts Committee**
(d)(1)	Agreement and Plan of Merger, dated May 24, 2022, among the Company, Axar Cemetery Parent Corp. and Axar Cemetery Merger Corp. (incorporated herein by reference to Appendix A of the Proxy Statement)
(d)(2)
Equity Commitment Letter, dated May 24, 2022, by and between US Cemetery Holdings LLC, Axar Cemetery Parent Corp., Axar Cemetery Merger Corp. and StoneMor Inc. (incorporated herein by reference to Exhibit 28 of the Schedule 13D/A filed with the SEC by Axar, Axar GP, LLC and Andrew Axelrod on May 26, 2022)

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix D of the Proxy Statement)
107	Filing Fee Table*

*Previously filed with the Schedule 13E-3 filed with the SEC on August 5, 2022. ** Previously filed with Amendment No. 1 to the Schedule 13E-3 filed with the SEC on September 15, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022	STONEMOR INC.

	By:	/s/ Jeffrey DiGiovanni
Name: Jeffrey DiGiovanni
Title: Senior Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022	AXAR CAPITAL MANAGEMENT, LP By: Axar GP, LLC, its General Partner

	By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2022	AXAR CEMETERY PARENT CORP.

	By:	/s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Director